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Exhibit 12.1:    Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2006	2007	2008	2009	2010

Consolidated pretax earnings (loss)	$567,108	$(420,098)	$(405,764)	$(259,671)	$(84,944)
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	260	(342)	43,900	(333)	3,671
Amortization of capitalized interest	48,708	41,689	61,146	54,309	43,238
Interest	71,955	62,122	47,109	53,728	59,852
Less interest capitalized during the period	(71,750)	(62,024)	(46,889)	(39,127)	(33,321)
Interest portion of rental expense	7,736	8,911	7,416	4,475	3,835

EARNINGS (LOSS)	$624,017	$(369,742)	$(293,082)	$(186,619)	$(7,669)
Interest	$71,955	$62,122	$47,109	$53,728	$59,852
Interest portion of rental expense	7,736	8,911	7,416	4,475	3,835

FIXED CHARGES	$79,691	$71,033	$54,525	$58,203	$63,687
SURPLUS/(DEFICIENCY)	$544,326	$(440,775)	$(347,607)	$(244,822)	$(71,356)
Ratio of earnings to fixed charges	7.83	–	–	–	–

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  Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges